Via Facsimile and U.S. Mail
Mail Stop 6010

October 1, 2008

Haresh Sheth
Chief Financial Officer
Assured Pharmacy, Inc.
17935 Sky Park Circle, Suite F
Irvine, CA 92624

Re: Assured Pharmacy, Inc.
Form 10-KSB for the Fiscal Year Ended December 31, 2007
Form 10-Q for the Quarterly Period Ended March 31, 2008
Form 10-Q for the Quarterly Period Ended June 30, 2008
File Number: 000-33165

Dear Mr. Sheth,

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

Carlton E. Tartar
Accounting Branch Chief